02019814

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

✓ AH 3/12/2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-43520

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) **AND ENDING** 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Holland Capital Management L.P.
dba **HCM Investments, Inc.**

RECD S.E.C.
MAR 1 2002
526

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

35 West Wacker Drive, Suite 3260
(No. and Street)

Chicago	**Illinois**	**60601**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louis A. Holland — **312-553-1000**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

	303 East Wacker Drive	**Chicago**	**Illinois**	**60601-5212**
(ADDRESS)	Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
P APR 0 1 2002
THOMSON FINANCIAL

****Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

3/28

OATH OR AFFIRMATION

I, Louis A. Holland, **swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of** HCM Investment Inc. **as of** December 31, 2001, **are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer** [EXCEPT AS FOLLOWS: NA].

NOTARY PUBLIC STATE OF ILLINOIS
"OFFICIAL SEAL"
SHARON E. VIERNES
COMMISSION EXPIRES 12/14/04

Name: Louis A. Holland
Title: President

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
X	(c)	**Statement of Income**
X	(d)	**Statement of Cash Flows**
X	(e)	**Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital**
X	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors**
X	(g)	**Computation of Net Capital**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
X	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1**
		Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report**
X	(n)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

HCM INVESTMENTS, INC.

Table of Contents

KPMG

303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Board of Directors and Stockholders
HCM Investments, Inc.

We have audited the accompanying statement of financial condition of HCM Investments, Inc. (the Company), as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of HCM Investments, Inc. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 15, 2002

HCM INVESTMENTS, INC.

Statement of Financial Condition

December 31, 2001

Assets		
Cash and cash equivalents	$	83,472
Investment in Lou Holland Growth Fund – at market		24,693
Investment in NASDAQ warrants		28,000
Management fees and other receivables		141,952
Secured demand note		75,000
Note receivable		100,000
Deposit with clearing broker		25,000
Prepaid expenses		19,358
Total assets	$	497,475
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable and accrued expenses	$	28,403
Due to a stockholder		120,643
Total liabilities		149,046
Liabilities subordinated to claims of general creditors		75,000
Stockholders' equity:		
Common stock, $.01 par value; 3,000 shares authorized; 1,101 shares issued and outstanding		11
Additional paid-in capital		210,300
Retained earnings		63,118
Total stockholders' equity		273,429
Total liabilities and stockholders' equity	$	497,475

See accompanying notes to statement of financial condition.

HCM INVESTMENTS, INC.

Notes to Statement of Financial condition

December 31, 2001

(1) Organization

HCM Investments, Inc. (the Company) was organized as a corporation on February 12, 1991 under the laws of the State of Delaware for the purpose of providing investment services. The Company was approved to conduct business in the State of Illinois on March 15, 1991. The Company is a registered member of the National Association of Securities Dealers (the NASD) as a broker/dealer and received its license to conduct business on July 10, 1991. In addition, the Company is registered as an investment adviser with the Securities and Exchange Commission under the Investment Advisers Act of 1940 and began providing investment services on July 15, 1991.

The Company provides investment advisory services for institutional customers and high net-worth individuals and provides services as an introducing broker/dealer for these and other customers. In addition, the Company provides periodic research services to institutional investors.

(2) Summary of Significant Accounting Policies

Investment in the Lou Holland Growth Fund

The investment in the Lou Holland Growth Fund (the Growth Fund) is carried at market value based on the daily net asset value per share reported by the Growth Fund.

Investment in NASDAQ Warrants

The Company purchased 1,200 Nasdaq Stock Market warrants, through a private placement, offered in December, 2000. These warrants are carried at cost, as there is no readily available market for these securities. The Company believes that the cost of the warrants is the best estimate for the fair value of these securities as of December 31, 2001.

Note Receivable

On June 30, 2000, the Company acquired a convertible note receivable of Compak Corporation for $100,000, which accrues 2% monthly interest and has not been paid. The Company can convert all or any portion of the principal and/or accrued interest into Compak Class A common stock at the conversion rate of $4.50 per share, at any time prior to the retirement of this note on June 30, 2005. Compak Corporation has the right to retire the note receivable upon 10 days' written notice to the Company at any time prior to June 30, 2005, by paying the principal and accrued interest through that date.

Income Taxes

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code (S Corporation). Accordingly, the taxable income or loss of the Company will be distributed to the stockholders who are responsible for taxes thereon.

Estimates

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(3) **Related Parties**

Due to a stockholder represents advances for amounts paid by that stockholder on behalf of the Company for costs incurred in its organization and start-up and is fully reimbursable by the Company. These advances accrue interest at a rate of 8% annually. The principal balance on these advances at December 31, 2001 was $57,507. Accrued interest on these advances at December 31, 2001 was $63,136.

The Company owns units of the Growth Fund and the market value of these units was $24,693 at December 31, 2001. The Company is an affiliate of Holland Capital Management, L.P., the investment manager of the Growth Fund, who provides various services without charge to the Company, including payment of certain operating expenses.

(4) **Employee Benefit Plan**

The Company has an employee 401(k) and profit sharing plan covering all of its eligible employees. The 401(k) plan was created during 1998 and the Company may elect to match employee contributions up to a certain predefined amount, and may also make discretionary contributions to the plan subject to certain limitations as set forth in the plan agreement.

(5) **Liabilities Subordinated to the Claims of General Creditors**

A secured demand note collateral agreement, relating to a subordinated loan agreement, exists between the Company and one of its stockholders. The note is collateralized by U.S. Government securities with face values of $90,000 at December 31, 2001. The market values of these securities were $101,860 at December 31, 2001. The maturity date of this note and the subordinated loan is August 31, 2002.

The subordinated loan has been approved by the NASD and is includable in the Company's calculation of its minimum net capital under SEC Rule 15c3-1. To the extent that this subordinated liability is required for the Company's continued compliance with its minimum net capital requirements, the subordinated liability may not be repaid.

(6) **Stockholders' Equity**

The Company is organized as an S Corporation under the Internal Revenue Code. The Company's income and expenses are divided among, and passed through, to its stockholders. The stockholders of the Company consist of four individuals. One majority stockholder owns a 90% interest of the Company, and the three remaining minority stockholders own 10% of the Company.

(7) **Agreement with Pershing**

The Company has an agreement whereby the Company transacts, on a fully disclosed basis, its securities transactions through the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation (Pershing). Pursuant to this agreement, the Company is responsible for payment of securities purchased and delivery of securities sold by its customers. As a condition of this agreement, the Company maintains a cash deposit of $25,000 in its clearing deposit account at Pershing.

(Continued)

HCM INVESTMENTS, INC.

Notes to Statement of Financial condition

December 31, 2001

(8) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, as these terms are defined. At December 31, 2001, the Company had net capital of $105,527, which was $95,591 in excess of its required net capital of $9,936. The Company's ratio of aggregate indebtedness to net capital was 1.41 to 1.0.

KPMG

303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report on
Internal Control Required by SEC Rule 17a-5

The Board of Directors and Stockholders
HCM Investments, Inc.

In planning and performing our audit of the statement of financial condition of HCM Investments, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recording of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the statement of financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

KPMG LLP

February 15, 2002